

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 20, 2009

Philip J. Myers
President
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, Minnesota 55343

      Re: **American Church Mortgage Company**
             Amendment No. 2 to Registration Statement on
             Form S-11
             Filed March 9, 2009
             File No. 333-154831

Dear Mr. Myers:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us how you considered Rule 8-08(b)(2) of Regulation S-X in determining that you do not need to provide updated audited financial statements of the most recent fiscal year ended December 31, 2008.

Financial Statements and Notes

Period Ended September 30, 2008

Condensed Statements of Operations, page F-19

2. In response to comment 4 in our letter dated February 13, 2009, we note you have included capital gains realized as a component of net interest income. In future filings, please revise to present this amount below net interest income as a component of other income.

3. Further to our previous comment, given the material impact to operating income resulting from the exclusion of interest expense in previous filings, please tell us how you complied with the requirements to file an Item 4.02 8-K. In addition, the financial statements filed in your Form S-11 should be clearly labeled as restated.

Note 2 – Fair Value Measurement, pages F-23 – F-24

4. We have reviewed your response to comment 6 in our letter dated February 13, 2009 and note your intention to categorize your bond portfolio as Level 2 in the fair value hierarchy on a going forward basis. Please expand upon your basis for this reclassification. In this regard, we note that you are using values for similar assets in inactive markets with a further adjustment for your callability provision, which may be significant to your fair value measurement. Please tell us how you considered paragraph 29 of SFAS 157 in determining that these bonds should be categorized as Level 2 instead of Level 3 in the fair value hierarchy.

Part II – Information Not Required in Prospectus, page II-1

Index to Exhibits

Exhibit 8 – Tax Opinion

5. We note your response to comment 9 in our letter dated February 13, 2009. We refer you to the third to last paragraph of the tax opinion. Please advise counsel that it is not appropriate to disclaim responsibility in any manner that states or implies that investors are not entitled to rely on the opinion, or to place limitations on whom may rely on the opinion. Please advise counsel to revise the tax opinion accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely LaMothe at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Philip T. Colton, Esq. (*via facsimile*)
    Karen Bertulli, Esq. (*via facsimile*)